FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 22, 2023

Ellie Quarles

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE: FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes Total Return Bond ETF (the “Fund”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Ms. Quarles:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on November 14, 2023 regarding its Post-Effective Amendment No. 8 under the Securities Act of 1933 and Amendment No. 9 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on August 31, 2023.

COMMENT 1. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

With respect to original Comment 9, please disclose in the filing that the Fund’s Adviser does not have a standard policy weighting to any of the five factors in its decision-making process, but instead adjusts them in reacting to market conditions as appropriate.

RESPONSE:

The Registrant notes Instruction 3 to Item 9(b) of Form N-1A, which states “A negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.” As the Fund’s Adviser does not have a standard policy weighting to any of the five factors in its decision-making process, the Registrant has not included disclosure to this effect as it considers this to be a negative strategy. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 2. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

With respect to original Comment 11, instead of providing a cross-reference to the “Account and Share Information” section, please address the impacts of capital gains from shares of the Underlying Funds. In addition, since the Fund is only waiving management fees for affiliated funds, the Fund should also state that shareholders will be subject to two layers of fees and expenses with respect to investment in the Fund. The Fund can carve out management fees of affiliated funds from this statement.

RESPONSE:

In response to the Staff’s further comments, the Registrant will further update its proposed disclosure as shown below (additions bold and underlined):

“Underlying Fund Risk. The risk that the Fund’s performance is closely related to the risks associated with the securities and other investments held by the underlying funds and that the ability of a Fund to achieve its investment objective will depend upon the ability of Underlying Funds to achieve their respective investment objectives. The Fund bears Underlying Fund fees and expenses indirectly. The Fund may also earn capital gains from sales of shares of Underlying Funds and/or receive distributions of capital gains from Underlying Funds. The Fund distributes any net capital gains earned to Fund shareholders no less frequently than annually. Fund distributions of dividends and capital gains are taxable to you whether paid in cash or reinvested in the Fund. Dividends are taxable at different rates depending on the source of dividend income. Distributions of net short-term capital gains are taxable to you as ordinary income. Distributions of net long-term capital gains are taxable to you as long-term capital gains regardless of how long you have owned your Shares. Investment companies incur certain expenses, such as management fees, and, therefore, any investment by the Fund in shares of other investment companies will be subject to two layers of fees and expenses. However, to avoid charging duplicative management fees, the Adviser will waive and/or reimburse the Fund’s Management Fee in an amount equal to the net management fees charged by affiliated Underlying Funds to the Fund on the Fund’s net assets invested in the Underlying Funds.”

COMMENT 3. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

With respect to original Comment 14, please include disclosure about investing in Covenant-Lite Loans in response to Item 4.

RESPONSE:

In response to the Staff’s further comments, the Registrant will further update its proposed disclosure as shown below (additions bold and underlined):

“When selecting investments for the Fund, the Fund can invest in securities directly or in other investment companies, including, for example, funds advised by the Adviser or its affiliates (an “Underlying Fund”). These Underlying Funds may include funds which are not available for general investment by the public. The Underlying Funds in which the Fund invests are managed independently of the Fund and may incur additional expenses. The Fund may invest in mortgage-backed, high-yield and emerging market debt and bank loan Underlying Funds. The bank loan Underlying Fund may hold significant investments in companies whose financial condition is uncertain, where the borrower has defaulted in the payment of interest or principal or in the performance of its covenants or agreements or that may be involved in bankruptcy proceedings, reorganizations or financial restructurings (otherwise known as “covenant-lite loans”). At times, the Fund’s investment in Underlying Funds may be a substantial portion of the Fund’s portfolio.”

COMMENT 4. Prospectus – Other Investments, Transactions, Techniques

With respect to original Comment 23, please remove any disclosure that says limited derivatives users are not subject to the requirements of Rule 18f-4, or similar disclosure that suggests the Fund might be a limited derivatives user.

RESPONSE:

In response to the Staff’s further comments, the Registrant will further update its proposed disclosure as shown below (additions bold and underlined and deletions are struck):

Prospectus

Derivatives Regulation and Asset Coverage

The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue. In addition, effective August 19, 2022, Rule 18f-4 (the “Derivatives Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), replaced the asset segregation framework previously used by funds to comply with limitations on leverage imposed by the 1940 Act. The Derivatives Rule generally mandates that the ~~a f~~Fund ~~either limit derivatives exposure to 10% or less of its net assets, or in the alternative~~ implement: (i) limits on leverage calculated based value-at-risk (VAR); (ii) a written derivatives risk management program (DRMP) administered by a derivatives risk manager appointed by the Fund’s Board, including a majority of the independent Board members, that is periodically reviewed by the Board; and (iii) new reporting and recordkeeping requirements.”

SAI

Derivatives Regulation and Asset Coverage

The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue.   In addition, effective August 19, 2022, Rule 18f-4 (the “Derivatives Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), replaced the asset segregation framework previously used by funds to comply with limitations on leverage imposed by the 1940 Act.  The Derivatives Rule generally mandates that the ~~a f~~Fund ~~either limit derivatives exposure to 10% or less of its net assets, or in the alternative~~ implement: (i) limits on leverage calculated based value-at-risk (VAR); and (ii) a written derivatives risk management program (DRMP) administered by a derivatives risk manager appointed by the Fund’s Board, including a majority of the independent Board members, that is periodically reviewed by the Board.

In accordance with the requirements of Section 18 of the 1940 Act, any borrowings by the Fund will be made only to the extent the value of its assets, less its liabilities other than borrowings, is equal to at least 300% of all of its borrowings (the “300% Asset Coverage Ratio”). The Derivatives Rule permits the Fund to enter into reverse repurchase agreements and similar financing transactions, notwithstanding limitations on the issuance of senior securities under  Section 18 of the 1940 Act, provided that the Fund either (i) treats these transactions as derivatives transactions under the Derivatives Rule, or (ii) ensures that the 300% Asset Coverage Ratio with respect to such transactions and any other borrowings in the aggregate. ~~While reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether a fund satisfies the Limited Derivatives Users exception, f~~For funds subject to the VAR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. See “Borrowing Money and Issuing Senior Securities” and “Additional Information” below.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8834 or Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal